Exhibit 99.9

CONSENT OF QUALIFIED PERSON

This consent is provided in connection with the filing of the Annual Report on Form 40-F of Highlander Silver Corp. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the fifteen months ended December 31, 2025, the Company’s Management’s Discussion and Analysis for the fifteen months ended December 31, 2025, and the Audited Consolidated Financial Statements of the Company for the fifteen months ended December 31, 2025 and fiscal year ended September 30 2024, including the notes thereto.

I, Martin Mount, hereby consent to (i) the inclusion and incorporation by reference in the Company’s Annual Report of references to any information derived or summarized from the Technical Report titled “Technical Report on the San Luis Property, District of Shupluy, Yungay Province, Ancash Department, Peru”, with an effective date of January 15, 2025, or portions thereof, that was prepared by me; and (ii) the use of and references to my name, including as an expert or “qualified person”, in each case where used or incorporated by reference into the Annual Report.

March 30, 2026

/s/ Martin Mount
Martin Mount, MSc MCSM FGS CGeol FIMMM CEng